Exhibit 99.1

BloomZ Inc. Regains Compliance with Nasdaq Continued Listing Standards

TOKYO, JAPAN / ACCESSWIRE / February 26, 2025 / BloomZ Inc. (NASDAQ: BLMZ) (“BloomZ” or the “Company”), a Japanese audio production, VTuber, entertainment, and voice actor management company, today announced that it received formal notification from the Nasdaq Stock Market LLC (“Nasdaq”) on February 19, 2025 that the Company has regained compliance with Nasdaq Listing Rule 5550(b), which requires the Company to meet at least one of the following standards: (1) stockholders’ equity of at least $2.5 million; (2) market value of listed securities of at least $35 million; or (3) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.

The Nasdaq staff made this determination of compliance based on the Company’s Form 20-F for the fiscal year ended September 30, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2025, reporting the Company’s stockholders’ equity of $3,382,813 (converted from Japanese Yen as of September 30, 2024). Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(b) by complying with the minimum $2.5 million stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) and, therefore, this deficiency matter is now closed.

About BloomZ Inc.

BloomZ is a Cayman Islands holding company with an operating subsidiary, Kabushiki Kaisha BloomZ (“BloomZ Japan”), in Japan. BloomZ Japan is a Japanese audio producing and voice actor and VTuber managing company. BloomZ Japan has experienced staff who have worked on audio production for animations and video games for more than 10 years. BloomZ Japan also manages, cultivates and promotes voice actors and VTubers.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “will,” “expects,” “anticipates,” “aims,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

BloomZ Investor Contact

John Yi and Steven Shinmachi
Gateway Group, Inc.
949-574-3860
Email: bloomz@gateway-grp.com